Mail Stop 4561

April 1, 2009

Serge Beausoleil, President and Chief Executive Officer
Viropro, Inc.
300, Avenue des Sommets, Suite 1806
Verdun, Quebec, Canada
H3E 2B7

> **Re: Viropro, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 23, 2009**
> **File No. 333-06718**

Dear Mr. Beausoleil:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The letter to shareholders in the forepart of your filing states that April 24, 2009 is the record date for purposes of determining who is entitled to vote at the extraordinary meeting, but disclosure at the top of page 4 indicates that March 24, 2009 is the record date. Please revise your filing as necessary to ensure that all references to the record date are consistent and accurate.

2. Your filing does not state clearly whether implementation of either of the proposals is conditioned on approval or implementation of the other. To the extent either proposal is in fact cross-conditioned with the other, please provide appropriate disclosure in the forepart of your filing as well as in the discussion of each of the proposals. For example, clarify whether implementation of the proposed increase in authorized shares is contingent on shareholder approval of the proposed change of control and whether

the proposed change of control is conditioned on approval of the proposed increase in authorized shares.

1- Approving the Amendment to our Restated Certificate of Incorporation, page 4

3. Your disclosure indicates that you plan to issue a certain number of shares of common stock that will become available as a result of the proposed increase in authorized shares to Biologics Process Development pursuant to a letter of intent. Please tell us whether you have any plans, proposals or arrangements for the issuance of any of the other approximately 872 million shares that will result from the proposed increase of authorized common stock. If you have no such plans, proposals or arrangements, please make a statement to that effect in your filing.

4. In addition, please refer to SEC Release No. 34-15230 and discuss the possible anti-takeover effects of the proposed increase in authorized shares of common stock. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking to obtain control of the company.

5. With respect to the contemplated sale of securities to Biologics Process Development, please revise your filing to clarify, if accurate, that the issuance of such securities has not been and will not be registered under the Securities Act of 1933, and identify the exemption(s) from registration upon which you are relying for this issuance. In addition, include a statement that the shares being sold in the unregistered transaction will be restricted securities under the Securities Act and may not be resold or transferred unless they are first registered or an exemption from registration is available.

2 – Discuss and Vote on the Change of Control, page 6

6. Please expand your disclosure to address the general effects on your current shareholders of the proposed acquisition by Biologics Process Development of a controlling equity stake in the company.

7. Please state the vote required for approval of the proposed change of control of Viropro. Refer to Item 21(a) of Schedule 14A.

Form of Proxy

8. Please revise your description of the first proposal identified on the form of proxy to clarify that you are proposing an increase in the number of authorized shares. In addition, revise the form of proxy to provide shareholders with the opportunity to specify by boxes a choice between approval or disapproval of, or abstention with

respect to, this proposal. In this regard, we note that the form of proxy currently offers only two choices with respect to this proposal: "For" and "Abstain." See Rule 14a-4(b)(1) of Schedule 14A.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (514) 989-7365
        Claude Gingras, Consultant to Legal Affairs
        Viropro, Inc.
        Phone: (514) 543-3431